Exhibit 12
Time Warner Cable Inc.
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred
Dividend Requirements
($ in millions)

	Six
	Months
	Ended
	June 30,		Year Ended December 31,
	2011		2010		2009		2008	2007		2006
Earnings:
Net income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	$1,247		$2,196		$1,912		$(13,072)	$2,028		$1,664
Interest expense	732		1,397		1,324		961	907		690
Portion of rents representative of an interest factor	34		71		71		63	61		50
Amortization of capitalized interest	1		3		3		3	3		2
Preferred stock dividend requirements of majority-owned subsidiaries	—		—		—		—	—		—
Adjustment for partially-owned subsidiaries and 50%-owned companies	—		—		—		1	—		27
Distributions received less earnings of less than 50%-owned companies	65		132		70		6	63		4

Total earnings	$2,079		$3,799		$3,380		$(12,038)	$3,062		$2,437

Fixed Charges:
Interest expense	$732		$1,397		$1,324		$961	$907		$690
Portion of rents representative of an interest factor	34		71		71		63	61		50
Capitalized interest	—		—		1		1	5		2
Preferred stock dividend requirements of majority-owned subsidiaries	—		—		—		—	—		—
Adjustment for partially-owned subsidiaries and 50%-owned companies	—		—		—		—	—		43

Total fixed charges	$766		$1,468		$1,396		$1,025	$973		$785

Pretax income necessary to cover preferred dividend requirements	—		—		—		—	—		—

Total combined	$766		$1,468		$1,396		$1,025	$973		$785

Ratio of earnings to fixed charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	2.7	x	2.6	x	2.4	x	$(13,063)	3.1	x	3.1	x

Ratio of earnings to combined fixed charges and preferred dividend requirements (deficiency in the coverage of combined fixed charges and preferred dividend requirements deficiency)	2.7	x	2.6	x	2.4	x	$(13,063)	3.1	x	3.1	x